Mail Stop 6010


      September 23, 2005


Mr. Wen Chung Lin
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec.3 Da Fong Road
Tantzu
Taichung, Taiwan, ROC

	Re:	Siliconware Precision Industries Co., Ltd.
      Form 20-F for the Year Ended December 31, 2004
      File No. 000-30702

Dear Mr. Lin:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to this comment.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
 Form 20-F for the year ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects, page 34

-Summary of Unaudited Historical Quarterly Results of Operations, page 44

1. In future filings, when presenting selected quarterly financial data, please revise to fully comply with Item 302 of Regulation S-K.

Item 15.  Controls and Procedures, page 79

2. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as disclosed in the following paragraphs below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please tell us and revise your future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Otherwise, you can state that given the identified matters, your disclosure controls and procedures are not effective.

3. We note the language that appears after the word "effective" does not fully comply with the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove this language. Alternatively, if you elect to retain the language appearing after the word "effective," please revise your future filings to ensure the language complies with the definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange Act.

4. Tell us and revise your future filings to disclose in detail the nature of the weaknesses identified in your disclosure. Within your discussion, clarify whether the weaknesses are material weaknesses as defined by AU Section 325. Disclose when the weaknesses were identified, by whom it was identified and when the weaknesses first began. Include the specific steps that the company has taken, if any, to remediate the weaknesses and disclose whether the company believes that the weaknesses still exists at the end of the period covered by the report.





Notes to Consolidated Financial Statements, page F-13

Note 28:  U.S. GAAP Reconciliation, page F-47

General

5. We note that you present "recovery of loss on obsolescence and decline in market value of inventory" within your statement of cash flows on page F-9 and that you do not disclose this as a
reconciling
item within your ROC GAAP to U.S. GAAP reconciliation.   Tell us
and
revise your future filings to disclose what events cause you to record a recovery of loss on obsolescence and decline in market value. Tell us how your U.S. GAAP accounting policies comply with SAB Topic 5BB.

6. We see your disclosures on page F-16 and F-25 regarding your convertible bonds. We note that each of the two sets of Euro convertible bonds contain premium put options whereby the holder may redeem the bonds at certain dates for a premium over par value.
We
further note that if the put option expires unexercised, the holder is only entitled to receive par value at the maturity date. We also note that there are also conversion terms associated with each of the two sets of Euro convertible bonds. Your ROC GAAP accounting policy indicates that you recognize the excess of the stated redemption price and the par value as interest expense and compensation interest payable using the effective interest method during the period from the issuance date the last redemption date. Following the latest redemption date, for any redemption rights that have not been exercised, you amortize the remaining compensation interest payable through the maturity date using the effective interest method. Finally, we note there are no items relating to this debt on your US
GAAP reconciliation.  Please respond to the following questions:

* Based on your disclosures beginning on page F-25, it appears that the maturity date and the latest redemption date are essentially the same for both sets of Euro convertible bonds. Please tell us the maturity dates for each of the outstanding sets of Euro convertible bonds and clarify your disclosures in future filings to clearly state the maturity dates for all outstanding debt.

* Tell us how your accounting under U.S. GAAP differs from your accounting under ROC GAAP and explain why you did not present a reconciling item to reflect that difference. Tell us the amount of any adjustments not presented and revise future filings to disclose your accounting policy under U.S. GAAP.

* Otherwise, explain how the accounting you describe under ROC
GAAP
is consistent with U.S. GAAP.

* Tell us how your U.S. GAAP accounting for the embedded put option together with the conversion terms complies with the provisions of paragraphs 12-13 of SFAS 133, as amended, EITF 85-29 and paragraphs
3(a)(2) and 7(a) of FIN 45.

* Tell us and revise your future filings to disclose how your accounting for the conversion features of these bonds under U.S. GAAP complies with the provisions of EITF 98-5 and EITF 00-27. Please address how your accounting considers the contingencies relating to the conversion features.

7. We note that you generate revenues from the sale of products and the provision of services. You state on page F-17 that you recognize revenue under ROC GAAP for your packaging arrangements when services are provided based upon transaction terms and when collectibility is reasonably assured. Your current disclosure does not appear to clearly address product sales. Please tell us and revise your future filings to explain how you account for each material type of revenue transaction. Please also tell us if your policies are different under U.S. GAAP. Refer to SAB Topic 13.

8. Further to the above, we note on page 38 that you record sales allowances for pricing discounts and sales returns. Tell us and revise your future filings to explain the nature of the pricing discounts and the rights of return that you give to your customers and how you account for these under U.S. GAAP. Refer to EITF 01-09 and SFAS 48.

(1) Compensated Balances, page F-50

-(ii) Employee Bonuses, page F-51

9. We note that you initially accrue employee bonus expense at the end of the period when services are rendered. For bonuses to be paid in stock, you record such accruals based on the par value of the shares to be issued and you record additional compensation expense in the subsequent period when you obtain shareholder approval for the stock grants. This additional compensation expense is calculated as the difference between the par value and fair market value of the shares granted to your employees. Please clarify to us when you determine the stock award to be granted and why. Specifically, tell us how your accounting policy under U.S. GAAP complies with question
18 (paragraphs 86-87) of FIN 44. Tell us why you believe it is appropriate to record the par value portion of such grants in your financial statements prior to the date of shareholder approval of the grants. Please also refer to Item 6 of Appendix A of the International Reporting and Disclosures Issues in the Division of Corporation Finance dated November 1, 2004, which can be found on our website at www.sec.gov.




      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Wen Chung Lin
Siliconware Precision Industries Co., Ltd.
September 23, 2005
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